Semper Capital Management, L.P.	Compliance Manual

15	CORPORATE ACTIONS AND PROXY VOTING POLICY

15.1	General

The Firm has adopted the following policies and procedures which have been designed to ensure that the Firm complies with the requirements of Rule 206(4)-6 under the Advisers Act (the “Proxy Rule”), and reflect the Firm’s commitment to vote all Client securities for which it exercises voting authority in a manner consistent with the best interest of its Clients.

The Firm understands and appreciates the importance of proxy voting. The Firm in general does not provide investment advice in publicly traded companies and therefore does not vote proxies. To the extent that the Firm has discretion to vote the proxies of its Clients, the Firm will vote any such proxies in the best interests of the Client and in accordance with the procedures outlined below (as applicable). It should be noted that these procedures will be applied solely to traditional proxy votes. There are situations in which the Firm may be requested to provide consent on a particular issue related to its investment activities or the holding of a particular security where the Firm may not apply the technical requirements of the procedures because a formal proxy vote is not sought (although the Firm will act in the best interests of the Client in responding to any such request).

The Firm will maintain a record of all proxy votes or votes regarding any other corporate action for a period of at least five (5) years.

15.2	Conflicts of Interest

Prior to exercising its voting authority, the Firm, in consultation with senior professionals, the Chief Compliance Officer and outside counsel, as appropriate, would review the relevant facts and determine whether or not a material conflict of interest may arise due to business, personal or family relationships of the Firm, its owners, its employees or its affiliates, with Persons having an interest in the outcome of the vote.

If a material conflict exists, the Firm would take steps to ensure that its voting decision is based on the best interests of the Client and is not a product of the conflict. The Firm may, at its discretion, prior to exercising its voting authority: (A) seek the advice of the applicable advisory board to a Client in voting such security (if any); (B) disclose the conflict of interest to the Client or to any applicable advisory board of the Client and defer to the Client’s voting recommendation; (C) defer to the voting recommendation of an independent third party provider of proxy voting services; and/or (D) take such other action in good faith (in consultation with the Firm’s outside counsel, if necessary) which would serve the best interest of the Client. Depending on the particular circumstances involved, the appropriate resolution of one conflict of interest may differ from the resolution of another conflict of interest, even though the general facts underlying both conflicts may be similar (or identical).

15.3	Disclosure

The Firm will deliver to each client upon written request a complete copy of its Proxy Voting Policies and Procedures and/or information on how it voted proxies for the applicable Client account.

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Semper Capital Management, L.P.	Compliance Manual

15.4	Voting Proxies for Registered Funds

The right to vote proxies with respect to portfolio securities held by a Registered Fund is an asset of the Registered Fund. If the Firm were to be called upon to vote proxies on behalf of a Registered Fund in the future, the Firm would, acting as a fiduciary of the Registered Fund, do so in a manner consistent with the best interest of the Registered Fund and its shareholders and otherwise in accordance with the Proxy Voting Policies and Procedures set forth in the AST Trust Policies.

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